FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
DEC 02 2005
WASH, D.C.
185
SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, December 1, 2005, Series 2005-AR6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-126812
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)




05073278


THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 1, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: 
Name: John P. Graham
Title: President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheers have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR6
Issuer

Nomura Asset Acceptance Corporation
Depositor

GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

* FULL includes Full and Alternative Credit Documentation

GROUPS I-IV

	%	LOAN COUNT	BALANCE	G.RT	FICO	LTV	CLTV	DTI	IO	CA	SECONDS	PURCHASE	R/T REFI	C/O REFI	FULL	REDUCED	NO RATIO	STATED	NO DOC	1 Unit	2Units	3 - 4 Units
Investor	29.73	966	210,359,863.90	6.841	711	75.23	88.84	35.55	80.54	30.71	74.76	82.01	1.69	16.30	15.97	49.60	16.45	7.46	10.51	75.37	9.20	15.43
Non Investor	70.27	1415	497,089,394.77	6.381	693	74.93	88.89	38.89	87.75	44.83	72.40	71.58	5.15	23.27	12.40	41.99	19.11	10.07	16.44	94.56	3.23	2.21
Total:	100.00	2381	707,449,258.67	6.518	698	75.02	88.88	37.62	85.61	40.63	73.10	74.68	4.12	21.19	13.46	44.25	18.32	9.29	14.67	88.85	5.01	6.14